Management’s Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
AUGUST 12, 2026
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") (the “2025 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”) (the "Q2 2026 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2025 Annual Financial Statements, and the Q2 2026 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of these measures, and a reconciliation, where appropriate, of these measures to the Q2 2026 Financial Statements.

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Any reference to "Attributable" in this MD&A should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of impact of by-product metals (respectively, the "Silver Segment AISC" or "Gold Segment AISC"), presented on an Attributable basis.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A, the “Risks Related to Our Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities are available on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar.
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company's portfolio of assets is located in Chile, Peru, Brazil, Mexico, Canada, Argentina, Bolivia, and Guatemala. In addition, the Company is exploring for new silver and gold deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) (the "TSX") and on the New York Stock Exchange (Symbol: PAAS) (the "NYSE").
Pan American’s vision is to be the world’s premier silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. Our strategy to achieve this vision is to:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Q2 2026 OPERATIONAL AND FINANCIAL HIGHLIGHTS

Attributable silver production of 6.47 million ounces
Attributable silver production for the three months ended June 30, 2026 ("Q2 2026") was 6.47 million ounces, 1.38 million ounces higher than the 5.09 million ounces produced in the three months ended June 30, 2025 ("Q2 2025"), largely driven by the acquisition of the Juanicipio mine in September 2025.
Attributable gold production of 165.9 thousand ounces
Attributable gold production for Q2 2026 was 165.9 thousand ounces, 12.8 thousand ounces lower than the 178.7 thousand ounces produced in Q2 2025.
Silver Segment and Gold Segment AISC(1)
Silver Segment AISC for Q2 2026 of $17.80 per ounce were $1.86 per ounce lower than in Q2 2025.
Gold Segment AISC for Q2 2026 of $1,984 per ounce were $373 per ounce higher than in Q2 2025.
2026 Operating Outlook
Attributable silver production and Gold Segment AISC for the six months ended June 30, 2026 ("H1 2026") were in line with the Company’s 2026 Quarterly Operating Outlook, while Silver Segment AISC was lower than forecast. Attributable gold production for Q2 2026 was below the 2026 Quarterly Operating Outlook, primarily due to shortfalls at Jacobina, Shahuindo, Timmins and El Peñon, as further described in the "2026 Operating Performance" section of this MD&A. Based on production and costs to date, the Company reaffirms its 2026 Operating Outlook for silver and gold production, zinc, lead and copper ("base metal") production, Silver Segment and Gold Segment AISC, and sustaining capital expenditures, as provided in the Company's MD&A dated February 18, 2026. Management now expects full year gold production to be at the low end of the annual guidance range and Gold Segment AISC to be at the high end of the annual guidance range. Gold production in Q3 2026 is expected to be between three to six thousand ounces below the low end of the quarterly guidance range due to shortfalls at El Peñon and Jacobina. Additionally, due to increased profitability as a result of higher metal prices than management had assumed for the first half of the year, we are increasing the guidance range for taxes paid to be between $585 million and $635 million for 2026.
Income Statement, Cash Flow, Liquidity and Working Capital Position
Revenue in Q2 2026 of $1.1 billion was 38% higher than in Q2 2025, primarily as a result of higher metal prices.
Attributable revenue(1) in Q2 2026 was $1.3 billion inclusive of the Company's 44% ownership share of revenue from Juanicipio, which was acquired in September 2025 as part of the MAG Silver Corp. ("MAG") acquisition ("MAG Acquisition").
Net earnings of $305 million, or $0.72 basic earnings per share, were recorded for Q2 2026, compared with net earnings of $190 million, or $0.52 basic earnings per share, in Q2 2025.
Adjusted earnings(1) of $308 million, or $0.73 basic adjusted earnings per share in Q2 2026, compared to adjusted earnings of $155 million, or $0.43 basic adjusted earnings per share, in Q2 2025.
Cash flow from operations was $320 million in Q2 2026, compared to $294 million generated in Q2 2025.
Attributable cash flow from operations(1) was $418 million in Q2 2026, inclusive of the Company's 44% ownership share of cash flow from operations from Juanicipio, which was acquired in September 2025 as part of the MAG Acquisition.
Attributable free cash flow(1) generated was $344 million in Q2 2026, compared to $234 million in Q2 2025.
Total shareholder returns of $300 million in Q2 2026 through 4,352 thousand common shares repurchased for cancellation at an average price of $51.46 per share for a total consideration of approximately $224 million, and dividend payments of $76 million at $0.18 per share.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Liquidity and Working Capital: As at June 30, 2026, the Company had Working Capital(1) of $1,755 million, inclusive of cash and cash equivalents and short-term investments of $1,705 million, and $750 million available under its senior unsecured revolving Credit Facility ("Credit Facility"). Total Debt(1) of $841 million is primarily related to the Senior Notes (as defined in the section "Credit Facility, Senior Notes and Commitments"), as well as certain lease liabilities and construction loans. On July 22, 2026, the Company finalized an amendment to its senior unsecured revolving Credit Facility, doubling the size to $1,500 million with a $750 million accordion feature and extending the term for an additional five years.
(1)AISC, Adjusted earnings, Attributable revenue, Attributable cash flow from operations, Attributable free cash flow, Working Capital and Total Debt are non-GAAP measures, and AISC is presented on an Attributable basis; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q2 2026 Financial Statements.
Consolidated Financial and Operational Results

		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
FINANCIAL
Revenue	$M	$1,124	$812	$2,278	$1,585
Net earnings	$M	$305	$190	$761	$359
Basic earnings per share(1)(2)	$/share	$0.72	$0.52	$1.81	$0.99
Adjusted earnings(2)	$M	$308	$155	$768	$308
Basic adjusted earnings per share(1)(2)	$/share	$0.73	$0.43	$1.82	$0.85
Cash flow from operations	$M	$320	$294	$825	$471
ATTRIBUTABLE FINANCIAL(3)
Revenue	$M	$1,268	$811	2,601	$1,582
Cash flow from operations	$M	$418	$294	$1,000	$470
Sustaining capital expenditures(4)	$M	$(74)	$(60)	$(168)	$(123)
Free cash flow(2)	$M	$344	$234	$832	$347
ATTRIBUTABLE PRODUCTION(3)
Silver Production	koz	6,469	5,094	12,904	10,097
Gold Production	koz	165.9	178.7	335.1	361.0
Zinc Production	kt	15.6	12.6	30.8	26.5
Lead Production	kt	8.4	6.0	16.2	12.6
Copper Production	kt	0.6	0.7	1.3	1.3
AISC(2)(3)
Silver Segment	$/Ag oz	$17.80	$19.66	$12.64	$16.64
Gold Segment	$/Au oz	$1,984	$1,611	$1,918	$1,547
AVERAGE REALIZED PRICES(5)
Silver	$/oz	$70.97	$32.91	$78.98	$32.04
Gold	$/oz	$4,402	$3,305	$4,629	$3,082
Zinc	$/t	$3,475	$2,597	$3,592	$2,733
Lead	$/t	$1,944	$1,954	$1,999	$1,964
Copper	$/t	$13,602	$9,401	$14,080	$9,351
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this MD&A for further information on these measures.
(3)Attributable financial, production and AISC figures are inclusive of Pan American's 44.0% interest in the Juanicipio mine less Pan American's non-controlling 5.0% interest in the San Vicente mine. Pan American uses the equity method to account for its interest in Juanicipio, as presented in the Company's Q2 2026 Financial Statements under Note 7 "Investment In Juanicipio".
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
2026 OPERATING PERFORMANCE

Silver Production
Attributable silver production for Q2 2026 was 6.47 million ounces compared with 5.09 million ounces reported in Q2 2025. The increase was primarily attributable to: (i) 1.74 million ounces from the acquisition of a 44% interest in Juanicipio; and (ii) an increase of 0.10 million ounces at Cerro Moro due to higher grades from mine sequencing into higher grade ore zones. These increases were partially offset by: (i) a 0.15 million ounce reduction at Dolores, as residual heap leaching progresses; (ii) a 0.13 million ounce decrease at Minera Florida from lower silver grade ores mined as a result of mine sequencing; and (iii) an 0.11 million ounce decrease at Huaron driven by lower throughput and lower silver grade ores processed as a result of a higher proportion of development ore mined.
Attributable silver production for H1 2026 was 12.90 million ounces compared with 10.10 million ounces in the six months ended June 30, 2025 ("H1 2025"). The increase was primarily attributable to the same factors affecting the quarter-over-quarter performance, in addition to increased production at La Colorada driven by higher silver grades as a result of mine sequencing into higher silver grade and lower base metal grade ore zones.
Gold Production
Attributable gold production for Q2 2026 was 165.9 thousand ounces compared with 178.7 thousand ounces in Q2 2025. The decrease was primarily driven by: (i) a 10.0 thousand ounce decrease at Shahuindo driven by lower gold grades resulting from planned mine sequencing, as well as a lower ratio of ounces recovered to ounces stacked; (ii) a 6.5 thousand ounce reduction at Jacobina due to mine sequencing into lower grade ore zones to mitigate geotechnical risk arising from seismicity in the mine; and (iii) a 5.6 thousand ounce decrease at El Peñon due to lower throughput from the exhaustion of the low-grade stockpiled ore and lower gold grades from lower-than-expected continuity in certain secondary structures. These decreases were partially offset by: (i) a 9.9 thousand ounce increase at Cerro Moro, due to higher grades from mine sequencing into higher grade ore zones and (ii) a 5.6 thousand ounce increase at from the acquisition of a 44% interest in Juanicipio.
Attributable gold production for H1 2026 was 335.1 thousand ounces compared with 361.0 thousand ounces in H1 2025. The decrease was primarily driven by: (i) a 13.9 thousand ounce reduction at Dolores due to the same factors that affected silver production; (ii) a 12.6 thousand ounce decrease at El Peñon due to lower gold grades from mine sequencing into lower-grade ore zones and lower throughput driven by less ore mined; and (iii) a 12.6 thousand ounce reduction at Shahuindo due to lower gold grades from planned mine sequencing and lower tonnes stacked, driven by blasting constraints and haulage delays. These decreases were partially offset by: (i) increases of 10.8 thousand ounces and 10.6 thousand ounces at Cerro Moro and Juanicipio, respectively, due to the same factors affecting the quarter-over-quarter performance.
AISC
Silver Segment AISC for Q2 2026 of $17.80 per ounce were $1.86 per ounce lower than in Q2 2025, primarily due to: (i) the contribution of low-AISC ounces from Juanicipio; and (ii) Cerro Moro, largely reflecting a higher impact of gold by-products as a result of a higher gold-to-silver production ratio and higher gold prices. These factors decreasing AISC were partially offset by: (i) La Colorada, largely driven by higher royalties from net-profit-driven payments to an adjacent concession owner for undertaking increased mining activities on their concession at higher metal prices and higher production costs from increased employee bonuses; (ii) San Vicente, driven by higher royalties from higher metal prices, and higher production costs from higher labour and material costs, partially offset by a higher impact of base metal by-products; and (iii) Huaron, mainly driven by higher production costs per ounce as a result of increased labour, dry stack tailings and mine maintenance costs, the impact of mining lower grade ore, and higher sustaining capital expenditures.
Silver Segment AISC for H1 2026 of $12.64 per ounce were $4.00 per ounce lower than in H1 2025, largely reflecting the same factors that affected the quarter-over-quarter variance.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment AISC for Q2 2026 of $1,984 per ounce were $373 per ounce higher than in Q2 2025, driven by: (i) Jacobina, due to the combined impact of mining lower grade ores along with increased haulage, maintenance and ground support costs, as well as higher sustaining capital expenditures; (ii) Minera Florida, primarily from higher production costs per ounce largely due to higher labour, consumables and ground support costs, as well as higher ore purchase costs reflecting higher metal prices; (iii) Timmins, driven by higher production costs as a result of higher energy, mine maintenance, and development costs; (iv) Shahuindo, mainly driven by higher production costs per ounce from increased haulage, mine maintenance and labour costs, a higher strip ratio and the impact of mining lower grade ores; and (v) Dolores, mainly driven by an increase in production costs per ounce resulting from increased cyanide consumption and the construction of a new ramp to facilitate stockpile processing, partially offset by a higher impact of by-product metals per ounce. These increases were partially offset by: (i) El Peñon, mainly driven by a higher impact of by-product metals from a higher silver-to-gold production ratio and higher silver prices, partially offset by higher production costs related to increased labour costs and ground support activities.
Gold Segment AISC for H1 2026 of $1,918 per ounce were $371 per ounce higher than in H1 2025, primarily reflecting the same factors that affected the quarter-over-quarter variance.
2026 Operating Outlook
Based on production and costs to date, the Company reiterates its 2026 Operating Outlook for silver and gold production, zinc, lead and copper ("base metal") production, Silver Segment and Gold Segment AISC, and sustaining capital expenditures, as provided in the Company's MD&A dated February 18, 2026.
Management now expects full year 2026 gold production to be at the low end of its guidance range of 700 to 750 thousand ounces and third quarter 2026 gold production to be between three to six thousand ounces below the low end of the guidance range of 178.5 to 192.0 thousand ounces. The modifications to the planned gold production primarily relate to lower expected production at Jacobina and El Peñon, while gold production in the second half of the year is expected to improve at Timmins and Shahuindo due to increased throughput and mine sequencing into higher grade ores. Gold Segment AISC are expected to be at the high end of the guidance range of $1,700 to $1,850 per ounce as a result of these production impacts, as well as increased labour and consumables costs. We are also managing the impacts of El Niño on our operations in Chile and Argentina. Extreme rainstorms have affected site access for key personnel in July and into August and may continue to cause disruptions through the remainder of the year.
At Jacobina, gold production is now expected to be approximately 10 thousand ounces below the low end of the original annual guidance range of 181 to 191 thousand ounces, reflecting changes to mining sequencing. The mining method employed at Jacobina over the last 40 years has been open stoping with very few of the stopes backfilled. Over the last several years, Jacobina has experienced seismic events. While these events have not resulted in any injuries or infrastructure damage, after reassessing the risks associated with seismicity, we have implemented measures in Q2 2026 that include leaving larger pillars, reducing production rates in some higher-grade areas and increasing development rates to open more mining zones. These measures will result in overall mining grades coming in closer to average mineral reserve grade. Longer-term, we are evaluating alternative AVOCA-type mining methods in certain areas with waste rock backfill, and cemented backfill as part of the optimization of the Jacobina operation.
At El Peñon, silver production is expected to remain within the original annual guidance range of 3.65 to 3.95 million ounces. Gold production is now expected to be approximately 10 thousand ounces below the low end of the original annual guidance range of 104 to 111 thousand ounces, reflecting lower-than-expected continuity in certain secondary structures.
Additionally, due to increased profitability as a result of higher metal prices than management had assumed for the first half of the year, we are increasing the guidance range for taxes paid to be between $585 million and $635 million, assuming silver and gold prices of $60 per ounce and $4,000 per ounce, respectively, in the second half of 2026.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Please see Pan American's MD&A dated February 18, 2026, for further details on the Company's original 2026 Operating Outlook, including the original breakdown of the 2026 Operating Outlook by quarter. Please also refer to the "Cautionary Note Regarding Forward-Looking Statements and Information" section of this MD&A.

	H1 2026 Guidance	Six months ended, June 30, 2026	2026 Annual Guidance
Attributable Silver Production (million ounces)	12.15 - 13.15	12.90	25.00 - 27.00
Attributable Gold Production (thousand ounces)	339.0 - 362.0	335.1	700.0 - 750.0
Silver Segment AISC(1) ($ per ounce)	14.87 - 17.25	12.64	15.75 - 18.25
Gold Segment AISC (1) ($ per ounce)	1,800 - 1,938	1,918	1,700 - 1,850
Sustaining Capital Expenditures ($ millions)	162 - 172	168	340 - 360
Project Capital Expenditures ($ millions)(2)	103 - 110	84	240 - 255
(1)AISC is a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this MD&A for further information on this measure. The AISC forecasts assume average metal prices of $70.00/oz for silver, $4,200/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $10,000/tonne ($4.54/lb) for copper; and average annual exchange rates relative to 1 USD of $18.50 for the Mexican peso ("MXN"), $3.45 for the Peruvian sol ("PEN"), $1,427 for the Argentine peso ("ARS"), $7.00 for the Bolivian boliviano ("BOB"), $1.39 for the Canadian dollar ("CAD"), $950 for the Chilean peso ("CLP") and $5.50 for the Brazilian real ("BRL").
(2)Project capital expenditure guidance updated on May 5, 2026 to reflect approval of spending to advance the La Colorada Skarn Project.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment Operations
La Colorada, Mexico

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined(1)	kt	167	186	339	358
Ore processed	kt	168	194	340	358
Silver grade	g/t	296.8	263.5	299.6	270.9
Gold grade	g/t	0.29	0.30	0.30	0.32
Zinc grade	%	1.43	1.85	1.61	2.11
Lead grade	%	0.81	1.05	0.87	1.17
Silver produced	koz	1,509	1,507	3,076	2,896
Gold produced	koz	1.0	1.3	2.1	2.4
Zinc produced	kt	2.0	3.1	4.6	6.5
Lead produced	kt	1.1	1.8	2.5	3.7
AISC per ounce sold	$/Ag oz	$48.63	$24.18	$45.23	$22.06
Sustaining capital expenditures	$M	$9	$5	$16	$9
Project capital expenditures(2)	$M	$3	$2	$3	$7
(1)Includes 88 thousand tonnes, or 53% of the ore mined, at an average grade of 349 g/t Ag and 0.28 g/t Au, and 166 thousand tonnes, or 50% of the ore mined, at an average grade of 348 g/t Ag and 0.32 g/t Au for Q2 2026 and H1 2026, respectively, that is subject to a net profit share agreement with a third party (Q2 2025 and H1 2025: 39 thousand tonnes, or 21% of ore mined, at an average grade of 304 g/t Ag and 0.56 g/t Au, and 68 thousand tonnes, or 19% of ore mined, at an average grade of 273 g/t Ag and 0.47 g/t Au, respectively).
(2)Project capital expenditures exclude La Colorada Skarn project capital. Please refer to the 'Project Updates' section of the MD&A for a detailed description of the La Colorada Skarn project.
Q2 2026 compared to Q2 2025
Silver production was consistent, as lower throughput was offset by higher silver grades as a result of mine sequencing into higher silver grade and lower base metal grade ore zones, including a higher proportion of ore mined from adjacent third-party concessions.
AISC increased by $24.45 per ounce, mainly driven by $15.72 per ounce higher royalties from net-profit-driven payments to an adjacent concession owner for undertaking increased mining activities on their concession at higher metal prices, higher production costs from increased employee bonuses, and higher direct selling costs.
Sustaining capital expenditures increased by $4 million, mainly due to higher investments on near-mine exploration and mine equipment.
Project capital expenditures increased by $1 million, directed towards exploration aimed at mineral resource extensions of the deep eastern section of the Colorada Vein mine. Please refer to the "Project Updates" section of the MD&A for a detailed description of the La Colorada Skarn project and related investment.
H1 2026 compared to H1 2025
Silver production increased by 6%, mainly due to higher silver grades as a result of mine sequencing into higher silver grade and lower base metal grade ore zones, partly offset by lower throughput.
AISC increased by $23.17 per ounce, largely as a result of the same factors that impacted quarter-over-quarter AISC.
Sustaining capital expenditures increased by $7 million, mainly due to higher investments on near-mine exploration and mine equipment, partially offset by lower expenditures on tailings storage facility upgrades.
Project capital expenditures decreased by $4 million as a result of lower expansionary capitalized development expenditures at the La Colorada vein mine, and timing of payments. Please refer to the "Project Updates" section of the MD&A for a detailed description of the La Colorada Skarn project and related investment.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Juanicipio, Mexico (44% ownership interest)

Summary of Operating and Financial Statistics(1)(2)		Three months ended June 30,	Six months ended June 30,
	Unit	2026	2026
Ore mined	kt	151	305
Ore processed	kt	150	300
Silver grade	g/t	390.7	390.1
Gold grade	g/t	1.47	1.41
Zinc grade	%	4.15	4.04
Lead grade	%	2.34	2.28
Silver produced	koz	1,744	3,489
Gold produced	koz	5.6	10.6
Zinc produced	kt	5.0	9.7
Lead produced	kt	3.2	6.2
AISC per ounce sold	$/Ag oz	$(6.14)	$(4.50)
Sustaining capital expenditures	$M	$6	$13
Project capital expenditures	$M	$4	$6
(1)Data represents Pan American's 44% interest.
(2)Juanicipio was acquired on September 4, 2025, thus there are no comparative period operating and financial results.
Q2 2026 and H1 2026 Results
Attributable silver production for Q2 2026 and H1 2026 was 1.74 million and 3.49 million silver ounces, respectively, in line with Management's expectations.
AISC for Q2 2026 and H1 2026 of negative $6.14 per ounce and negative $4.50 per ounce, respectively, were lower than Management's expectations.
Sustaining capital expenditures for Q2 2026 and H1 2026 were $6 million and $13 million, respectively, mainly directed at underground development and mine equipment.
Project capital expenditures for Q2 2026 and H1 2026 were $4 million and $6 million, respectively, directed at advancing the conveyor haulage system.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Cerro Moro, Argentina

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	116	108	227	198
Waste mined	kt	953	968	1,851	1,827
Ore processed	kt	110	104	222	209
Silver grade	g/t	179.7	156.4	189.6	164.9
Gold grade	g/t	7.66	5.16	6.96	5.78
Silver produced	koz	593	488	1,261	1,033
Gold produced	koz	26.0	16.1	47.5	36.7
AISC per ounce sold	$/Ag oz	$(58.37)	$(0.47)	$(64.87)	$(2.57)
Sustaining capital expenditures	$M	$—	$4	$3	$9
Project capital expenditures	$M	$5	$—	$8	$—
Q2 2026 compared to Q2 2025
Silver production and gold production increased by 22% and 61%, respectively, mainly due to mine sequencing into higher grade ore in the Martina zone, combined with starting production from the Naty Condor open pit.
AISC decreased by $57.90 per ounce, mainly driven by a $57.65 per ounce higher impact of gold by-products as a result of a higher gold-to-silver production ratio and higher gold prices, and lower sustaining capital and production costs per ounce, partially offset by higher royalties per ounce as a result of increased metal prices.
Sustaining capital expenditures decreased by $4 million due to sustaining exploration capital being redirected to project capital aimed at extending the mine's operational life.
Project capital expenditures increased by $5 million for exploration initiatives aimed at extending the mine's operational life, as well as investments related to the tailings storage facility expansion.
H1 2026 compared to H1 2025
Silver production and gold production increased by 22% and 29%, mainly due to mine sequencing into higher grade ore zones, as well as higher throughput.
AISC decreased by $62.30 per ounce, largely driven by the same factors impacting quarter-over-quarter AISC.
Sustaining capital expenditures decreased by $6 million, from the same factor impacting quarter-over-quarter sustaining capital.
Project capital expenditures increased by $8 million, relating to exploration initiatives aimed at extending the mine's operational life, as well as investments related to the tailings storage facility expansion.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Huaron, Peru

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	244	259	491	521
Ore processed	kt	247	268	489	528
Silver grade	g/t	111.6	117.8	110.3	126.0
Zinc grade	%	2.31	2.67	2.26	2.82
Lead grade	%	1.59	1.66	1.53	1.77
Copper grade	%	0.25	0.25	0.29	0.26
Silver produced	koz	733	844	1,439	1,795
Zinc produced	kt	4.6	5.9	8.7	12.3
Lead produced	kt	3.1	3.5	5.9	7.6
Copper produced	kt	0.3	0.4	0.7	0.7
AISC per ounce sold	$/Ag oz	$36.25	$22.73	$34.35	$17.50
Sustaining capital expenditures	$M	$7	$4	$17	$9
Project capital expenditures	$M	$3	$2	$5	$5
Q2 2026 compared to Q2 2025
Silver production decreased by 13%, primarily driven by lower throughput and lower silver grade ores processed as a result of a higher proportion of development ore mined.
AISC increased by $13.52 per ounce, mainly driven by: higher production costs per ounce as a result of increased labour costs from higher employee participation, increased dry stack tailings and mine maintenance costs, mining of lower grade ore, and higher sustaining capital expenditures; partially offset by a higher impact of base metal by-products.
Sustaining capital expenditures increased by $3 million, mainly due to higher investments for mine infrastructure and mine equipment replacements and lease payments.
Project capital expenditures increased by $1 million, relating to increased investments for capitalized development in order to increase stope inventory and build mine plan flexibility, resulting in expanded and de-risked production.
H1 2026 compared to H1 2025
Silver production decreased by 20%, primarily driven by lower silver grades due to a higher ratio of lower grade development ore processed and lower throughput.
AISC increased by $16.85 per ounce, mainly driven by the same factors that impacted quarter-over-quarter AISC.
Sustaining capital expenditures increased by $8 million, mainly due to higher investments for mine equipment replacements and lease payments, as well as capitalized development.
Project capital expenditures were consistent period-over-period, as increased investments for expansionary capitalized developments were offset by residual payments for the construction of the dry stack tailings storage facility in H1 2025.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
San Vicente, Bolivia (95% ownership interest)

Summary of Operating and Financial Statistics(1)		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	94	97	181	187
Ore processed	kt	100	100	179	188
Silver grade	g/t	256.2	260.5	263.5	254.0
Zinc grade	%	2.84	2.47	2.99	2.88
Lead grade	%	0.26	0.33	0.28	0.35
Copper grade	%	0.19	0.24	0.20	0.23
Silver produced	koz	751	755	1,388	1,398
Zinc produced	kt	2.3	2.0	4.5	4.6
Lead produced	kt	0.2	0.3	0.4	0.5
Copper produced	kt	0.1	0.2	0.3	0.3
AISC per ounce sold	$/Ag oz	$38.85	$23.39	$43.98	$21.28
Sustaining capital expenditures	$M	$1	$1	$4	$2
(1)Data represents Pan American's 95.0% interest.
Q2 2026 compared to Q2 2025
Attributable silver production was largely consistent period-over-period.
AISC increased by $15.46 per ounce, driven by higher royalties as a result of higher metal prices, and higher production costs from higher labour and material costs, partially offset by a higher impact of base metal by-products as the prior year period was impacted by lower zinc sales due to the timing of zinc concentrate shipments.
Sustaining capital expenditures were consistent, as lower investments in mine equipment were offset by higher expenditures on the expansion of the tailings storage facility and plant upgrades.
H1 2026 compared to H1 2025
Attributable silver production was largely consistent, as lower throughput from scheduled plant maintenance in Q1 2026 was offset by higher silver grade ores from mine sequencing.
AISC increased by $22.70 per ounce, primarily driven by higher royalties as a result of higher metal prices.
Sustaining capital expenditures increased by $2 million, resulting from increased investments for plant upgrades as part of the plant maintenance in Q1 2026, partially offset by lower investments in mine equipment.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment Operations
Jacobina, Brazil

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	730	826	1,466	1,597
Ore processed	kt	783	795	1,540	1,590
Gold grade	g/t	1.72	1.95	1.83	1.89
Gold produced	koz	41.0	47.6	85.6	92.7
AISC per ounce sold	$/Au oz	$1,805	$1,296	$1,764	$1,270
Sustaining capital expenditures	$M	$14	$10	$33	$19
Project capital expenditures	$M	$11	$3	$22	$8
Q2 2026 compared to Q2 2025
Gold production decreased by 14%, primarily driven by lower gold grades from mine sequencing into lower grade ore zones to mitigate geotechnical risk arising from seismic activity. These sequencing changes also caused mine production delays that resulted in the processing of lower-grade stockpile.
AISC increased by $509 per ounce, mainly driven by higher production costs per ounce as a result of higher haulage, maintenance and ground support costs, and the cost impact of mining lower grade ores, as well as higher sustaining capital expenditures.
Sustaining capital expenditures increased by $4 million, primarily relating to mine equipment replacements, tailings storage facility expansion, and plant upgrades.
Project capital expenditures increased by $8 million. Please refer to the "Project Updates" section of the MD&A for a detailed description of the project and related investment.
H1 2026 compared to H1 2025
Gold production decreased by 8%, primarily due to mine sequencing into lower gold grade ores as a result of the geotechnical constraints from seismic activity and lower throughput from planned maintenance activities and short term power supply constraints in Q1 2026.
AISC increased by $494 per ounce, driven by the same factors that impacted quarter-over-quarter AISC.
Sustaining capital expenditures increased by $14 million, primarily relating to increased investments for mine equipment, tailings storage facility expansions, and plant upgrades; partially offset by lower sustaining exploration expenditures.
Project capital expenditures increased by $14 million. Please refer to the "Project Updates" section of the MD&A for a detailed description of the project and related investment.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
El Peñon, Chile

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	276	285	492	529
Ore processed	kt	317	351	666	695
Silver grade	g/t	101.0	94.9	95.2	96.0
Gold grade	g/t	2.33	2.54	2.16	2.62
Silver produced	koz	911	968	1,811	1,912
Gold produced	koz	22.2	27.9	43.4	56.1
AISC per ounce sold	$/Au oz	$452	$1,284	$300	$1,249
Sustaining capital expenditures	$M	$10	$9	$19	$19
Q2 2026 compared to Q2 2025
Gold production decreased by 20% mainly due to lower throughput from the exhaustion of the low-grade stockpiled ore and lower gold grades from lower-than-expected continuity in certain secondary structures.
Silver production decreased by 6% due to lower throughput, partially offset by higher silver grade ores processed from a lower proportion of low-grade stockpiled ore processed.
AISC decreased by $832 per ounce, mainly driven by a higher impact of by-product metals from a higher silver-to-gold production ratio and higher silver prices, partially offset by higher production costs related to increased labour costs and ground support activities.
Sustaining capital expenditures increased by $1 million as a result of higher near-mine exploration expenditures and timing of capital payments.
H1 2026 compared to H1 2025
Gold production decreased by 23%, primarily due to lower gold grades from mine sequencing into lower-grade ore zones and lower throughput driven by lower ore mined.
Silver production decreased by 5%, mainly due to lower throughput as a result of lower ore mined.
AISC decreased by $949 per ounce, due to the same factors that impacted quarter-over-quarter AISC.
Sustaining capital expenditures were consistent period-over-period.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Timmins, Canada

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	310	358	669	709
Ore processed	kt	324	351	678	704
Gold grade	g/t	2.11	2.27	2.35	2.43
Silver produced	koz	3	3	6	7
Gold produced	koz	23.8	24.5	50.4	53.0
AISC per ounce sold	$/Au oz	$2,820	$2,420	$2,834	$2,260
Sustaining capital expenditures	$M	$9	$8	$23	$20
Project capital expenditures	$M	$9	$1	$14	$4
Q2 2026 compared to Q2 2025
Gold production decreased by 3%, as lower throughput from stope availability and lower gold grades due to stope sequencing and underperformance were partially offset by the timing of poured ounces.
AISC increased by $400 per ounce, driven by higher production costs as a result of higher energy, mine maintenance, and development costs.
Sustaining capital expenditures increased by $1 million, primarily due to the construction of a new haul road to improve the haulage route from Timmins West to the Bell Creek mill.
Project capital expenditures increased by $8 million, largely directed at underground development advances to provide access for exploration activities at satellite deposits, and construction of Phase 6 of the tailings storage facility expansion.
H1 2026 compared to H1 2025
Gold production decreased by 5%, mainly due to lower ore mined at both the Timmins West and Bell Creek mines, in addition to lower gold grades.
AISC increased by $574 per ounce, driven by higher production costs per ounce as a result of higher energy, mine maintenance, and development costs, as well as higher sustaining capital expenditures.
Sustaining capital expenditures increased by $3 million, primarily due to the construction of a new haul road to improve the haulage route from Timmins West to the Bell Creek mill, increased near-mine exploration activities, and the extension of the Bell Creek paste backfill infrastructure.
Project capital expenditures increased by $10 million, primarily directed at underground development advances to provide access for exploration activities at satellite deposits, in addition to tailings storage facility expansions.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Shahuindo, Peru

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	3,231	3,292	5,684	5,901
Waste mined	kt	6,673	5,353	11,379	9,529
Ore processed	kt	3,216	3,219	5,687	5,909
Silver grade	g/t	4.3	7.8	5.0	7.7
Gold grade	g/t	0.45	0.55	0.42	0.50
Silver produced	koz	43	60	87	125
Gold produced	koz	23.6	33.7	50.6	63.2
AISC per ounce sold	$/Au oz	$1,967	$1,551	$1,870	$1,496
Sustaining capital expenditures	$M	$10	$12	$23	$23
Project capital expenditures	$M	$2	$—	$6	$—
Q2 2026 compared to Q2 2025
Gold production decreased by 30%, mainly due to lower gold grade ores mined from planned mine sequencing, as well as a lower ratio of ounces recovered to ounces stacked due to timing of leach sequencing.
AISC increased by $416 per ounce, mainly driven by higher production costs per ounce from higher haulage, mine maintenance and labour costs, a higher strip ratio and the impact of mining lower grade ores.
Sustaining capital expenditures decreased by $2 million as a result of lower investments for land purchases to sustain operations, as well as lower mine infrastructure investments.
Project capital expenditures increased by $2 million, directed towards land purchases aimed at life-of-mine extensions.
H1 2026 compared to H1 2025
Gold production decreased by 20%, mainly due to lower gold grade ores mined from planned mine sequencing, as well as lower tonnes stacked due to blasting constraints and haulage delays.
AISC increased by $374 per ounce, mainly driven by the same factors that impacted the quarter-over-quarter results, in addition to higher sustaining capital expenditures.
Sustaining capital expenditures were consistent period-over-period, as increased investments in near-mine exploration and site infrastructure were offset by lower spending on mine infrastructure.
Project capital expenditures increased by $6 million, relating to land purchases aimed at life-of-mine extensions.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Minera Florida, Chile

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	237	234	456	432
Ore processed	kt	269	252	509	475
Silver grade	g/t	8.0	26.1	7.8	23.1
Gold grade	g/t	2.14	2.29	2.27	2.29
Zinc grade	%	0.89	0.82	0.89	0.88
Lead grade	%	0.43	0.18	0.41	0.26
Silver produced	koz	41	176	79	288
Gold produced	koz	17.2	17.7	34.6	32.9
Zinc produced	kt	1.7	1.5	3.3	3.2
Lead produced	kt	0.7	0.4	1.3	0.9
AISC per ounce sold	$/Au oz	$2,990	$2,403	$3,002	$2,423
Sustaining capital expenditures	$M	$8	$6	$17	$13
Q2 2026 compared to Q2 2025
Gold production was largely consistent quarter-over-quarter, as higher throughput was offset by lower gold grades and recovery.
Silver production decreased by 77%, mainly due to lower silver grade ores mined as a result of mine sequencing, and lower silver recovery, partially offset by higher throughput.
AISC increased by $587 per ounce, driven by higher production costs per ounce largely due to higher labour, plant consumables and ground support costs, as well as higher ore purchase costs reflecting higher metal prices.
Sustaining capital expenditures increased by $2 million, primarily due to increased investments on tailings storage facility expansions, near-mine exploration expenditures, and plant upgrades.
H1 2026 compared to H1 2025
Gold production increased by 5%, mainly due to higher throughput as a result of higher ore tonnage mined.
Silver production decreased by 73%, mainly driven by lower silver grade ores mined from mine sequencing, as well as lower silver recovery, partially offset by higher throughput.
AISC increased by $579 per ounce, mainly driven by higher production costs, as described for the quarter-over-quarter variance, as well as higher sustaining capital expenditures.
Sustaining capital expenditures increased by $4 million, driven by increased investments for the tailings storage facility expansion, near-mine exploration expenditures, and plant upgrades; partially offset by lower mine infrastructure expenditures.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Dolores, Mexico

Summary of Operating and Financial Statistics		Three months ended June 30,		Six months ended June 30,
	Unit	2026	2025	2026	2025
Ore processed	kt	—	—	—	345
Silver grade	g/t	—	—	—	6.6
Gold grade	g/t	—	—	—	0.24
Silver produced	koz	140	291	265	640
Gold produced	koz	5.4	10.1	10.3	24.1
AISC per ounce sold	$/Au oz	$2,176	$811	$2,011	$669
Q2 2026 and H1 2026 compared to Q2 2025 and H1 2025
Gold production decreased by 47% and 57%, respectively, reflecting declining production from residual heap leaching.
AISC increased by $1,365 and $1,342 per ounce, respectively, mainly driven by an increase in production costs per ounce resulting from increased cyanide consumption and the construction of a new ramp to facilitate stockpile processing, partially offset by a higher impact of by-product metals per ounce.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
PROJECT UPDATES

La Colorada Skarn Project, Mexico
With respect to the La Colorada Skarn, project capital of $20 million for H1 2026, was largely for continued exploration drilling, and to advance the engineering and preliminary work for the 588 Decline Project. Development of the 588 Decline Project commenced in August 2026, and is a crucial step towards development of the La Colorada Skarn project and to advancing the expansion of the La Colorada silver mine, as described in the revised preliminary economic assessment effective March 24, 2026. The next phase of development is also advancing, with engineering for the material handling system and ventilation shafts on schedule to be presented to the Board of Directors for approval in the second half of 2026.
Jacobina, Brazil
At the Jacobina mine, project capital of $22 million for H1 2026 was focused on enhancing infrastructure and making certain plant improvements, while advancing studies for overall long-term operational optimizations. The key project advances during H1 2026 included: the construction of new carbon-in-pulp tanks, which are expected to be fully commissioned in August 2026; initiation of construction activities for the main substation and motor control center upgrades; and further in-fill exploration drilling directed towards expanding the mineral reserve and mineral resource base. In addition, the process plant optimization program, focused on streamlining and simplifying the process plant flow sheet, is progressing in a trade-off study through conceptual engineering. A significant evaluation of this intensive brownfield project is being undertaken to develop either an approach to upgrade the existing process plant circuitry and remove obsolete equipment in isolated stages to avoid significant disruptions to ongoing operations, or to build a new, state-of-the-art processing facility. Meanwhile, a filtration plant, filtered tailings stack, and mine paste backfill preparation plant alternatives are being evaluated independently of the process plant upgrade projects. The conceptual engineering phase of these projects is nearing completion and is expected to advance to detailed engineering over the next few months.
Escobal, Guatemala
The ILO 169 consultation process for Escobal continues with the Ministry of Energy and Mines ("MEM"). The Vice Minister of the Environment and other government representatives visited the Escobal mine on May 28, 2026. On June 22, 2026, the Company met with representatives from the MEM and the Vice Ministry of Sustainable Development, who reported that advisors to the Xinka have been retained for bilateral meetings between the MEM and the Xinka representatives to review consultation activities. Accordingly, a bilateral meeting was held on July 7, 2026. On July 2, 2026, the Vice Minister of the MEM was promoted to Minister. While the consultation work is continuing, there is currently no timeline for the conclusion of the Escobal ILO 169 consultation process and no date for a restart of operations at the Escobal mine.
Timmins, Canada
On June 1, 2026, the Company announced a conceptual plan for a phased development of new mineral resources to support potential production growth and extension of mine life at Timmins (the "Timmins Camp Project"). In May 2026, the Company's Board of Directors approved the first phase of the project, with a total investment of $146 million to extend the shaft at the Bell Creek mine, and to construct two exploration drifts to access the Vogel and Samson deposits. The initial spending on this first phase is included in the Company's annual 2026 project capital guidance for Timmins. Pan American plans to publish an update to the estimated mineral reserves and mineral resources for Timmins and Vogel, as of June 30, 2026, with the corporate-wide update in the third quarter of 2026. The Company also plans to release a preliminary economic assessment for the Timmins Camp Project in the first half of 2027.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
FINANCIAL PERFORMANCE

Income Statement
Mine Operating Earnings of $457 million and $1,065 million were recorded in Q2 2026 and H1 2026, compared to $273 million and $524 million, respectively, in the same periods of 2025. The following table highlights the difference between the Mine Operating Earnings in Q2 and H1 2026 and comparable periods in 2025.

	Three months	Six months
Mine Operating Earnings June 30, 2025	$273	$524
Revenue:
Increased metal prices	$382	$943
Decreased quantities of metal sold	(57)	(210)
Increased direct selling costs	(9)	(14)
Increased negative settlement adjustments	(4)	(26)
Total increase in revenue	$312	$693
Cost of sales:
Increased cost of sales	$(131)	$(161)
Decreased depreciation and amortization	3	9
	$(128)	$(152)
Increased Mine Operating Earnings	$184	$541
Revenue for Q2 2026 was $312 million higher than Q2 2025, driven by a 116% increase in the average realized silver price, a 33% increase in the average realized gold price, and a 5% increase in silver sales volume; partially offset by an 11% decrease in gold sales volume. The decrease in gold sales volume was largely due to lower production at Dolores, El Peñon, Shahuindo and Jacobina, as described in the "2026 Operating Performance" section of this MD&A, partially offset by increased silver sales volume at La Colorada and San Vicente, largely from timing of shipments.
For H1 2026, revenue was $693 million higher than H1 2025, driven by a 50% increase in the average realized gold price and a 146% increase in the average realized silver price, partially offset by a 13% decrease in gold sales volume and a 12% decrease in silver sales volume. The decrease in gold sales volume was largely due to the same factors impacting the quarter-over-quarter results, while the decrease in silver sales volumes was due to lower production at Dolores, Huaron, Minera Florida and El Peñon.
Quantities and realized prices of metal sold for Q2 and H1 2026 and the comparable periods in 2025 are:

	Realized Metal Prices(1)				Quantities of Metal Sold(2)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
Silver	$70.97	$32.91	$78.98	$32.04	4,993	4,769	8,819	9,970
Gold	$4,402	$3,305	$4,629	$3,082	165.6	186.1	329.3	380.1
Zinc	$3,475	$2,597	$3,592	$2,733	9.8	8.4	17.1	21.9
Lead	$1,944	$1,954	$1,999	$1,964	5.4	5.4	9.2	11.6
Copper	$13,602	$9,401	$14,080	$9,351	0.5	0.5	1.1	0.9
1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper. Excludes ounces sold attributable to Pan American's 44% interest in Juanicipio.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Production and royalty costs in Q2 2026 were $131 million higher than in Q2 2025, primarily due to increased production costs of $77 million from higher unit operating costs at La Colorada, Jacobina, Minera Florida, Timmins and Huaron, as described in the "2026 Operating Performance" section of the MD&A. In addition, royalty costs increased by $54 million related to increased mining activities from a third-party concession at higher metal prices at La Colorada and higher metal prices at San Vicente.
For H1 2026, production and royalty costs were $161 million higher than in H1 2025, primarily due to increased production costs of $78 million and royalty costs of $83 million from the same factors that impacted the quarter-over-quarter results.
Other (expenses) / income and taxation

	Q2 2026	Q2 2025	H1 2026	H1 2025
General and administrative	$(18)	$(21)	$(57)	$(46)
Income from investment in Juanicipio	75	—	163	—
Exploration and project development	(6)	(2)	(12)	(6)
Mine care and maintenance	(8)	(7)	(15)	(15)
Foreign exchange losses	(6)	(4)	(2)	(4)
Derivative (losses) gains	(1)	13	(1)	29
Mineral properties, plant and equipment gains (losses)	2	1	(7)	—
Change in asset retirement obligations	1	—	6	(2)
Investment income	9	12	31	17
Interest and finance expense	(22)	(21)	(46)	(41)
Other income (expense)	1	(9)	—	(7)
Total other (expenses) income	$27	$(38)	$60	$(75)
Income tax expense	$(179)	$(45)	$(364)	$(90)
General and administrative expense for Q2 2026 was 14% lower than Q2 2025, primarily due to lower share-based compensation expense from the mark-to-market revaluation of cash-settled awards driven by the decrease in the Company's share price in the quarter.
Income from investment in Juanicipio represents the Company's 44% share of Juanicipio's net income, inclusive of acquisition fair value adjustments, following the acquisition of Juanicipio in the MAG Acquisition in September 2025. Juanicipio benefited from increased silver prices during 2026.
Investment income consists of mark-to-market fair value adjustments on the Company's equity investments, which decreased in Q2 2026 relative to Q2 2025 due to reductions in share price, partially offset by increased interest income in 2026 from higher average cash balances.
Income tax expense for Q2 2026 was $134 million higher than in Q2 2025, primarily due to the increase in mine operating earnings in Q2 2026. This increased profitability drove additional cash repatriations resulting in increased withholding tax expense. In addition, the foreign currency appreciation was lower in H1 2026 than in H1 2025 which led to an increase in the income tax expense.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Cash Flows

(In millions of USD)	Q2 2026	Q2 2025	H1 2026	H1 2025
Cash flow from operating activities, before net change in working capital	$337	$284	$871	$523
Net change in working capital	(17)	10	(46)	(52)
Net cash provided by operating activities	320	294	825	471
Net cash provided by (used in) investing activities	73	(45)	(22)	(106)
Net cash used in financing activities	(323)	(70)	(453)	(149)
Cash flow from operating activities in Q2 2026 was $26 million higher than Q2 2025, reflecting: an increase in revenues being mostly offset by higher income taxes paid of $137 million due to increased profitability; higher production costs of $77 million; higher royalties paid of $54 million due to higher metal prices; and a $27 million unfavourable quarter-over-quarter variance in non-cash working capital. The net change in working capital is primarily driven by a $26 million build-up in trade and other receivables and an $2 million decrease in accounts payable and accrued liabilities, partly offset by a $14 million inventory drawdown.
H1 2026 cash flow from operating activities was $354 million higher than H1 2025, primarily due to the same factors that impacted the quarter-over-quarter results. The $6 million year-over-year favourable net change in working capital was primarily driven by a $70 million increase in accounts payable and accrued liabilities, which was mostly offset by a $50 million inventory build-up.
Investing activities in Q2 2026 provided $73 million of cash, mainly driven by $192 million in dividends received from Juanicipio, partly offset by $99 million spent on mineral properties, plant and equipment ("MPP&E"), as discussed in the "2026 Operating Performance" section of this MD&A, and $34 million of net purchases of fixed-income investments. In Q2 2025, investing activities used $45 million of cash, primarily on MPP&E.
H1 2026 investing activities used $22 million of cash, mainly driven by the same factors noted above, including $204 million spent on MPP&E, as discussed in the "2026 Operating Performance" section of the MD&A. In H1 2025, investing activities used $106 million of cash, primarily on MPP&E.
Financing activities in Q2 2026 used cash of $323 million: $224 million for the repurchase and cancellation of Company shares under the Company's Normal Course Issuer Bid ("NCIB") and $76 million in dividends. In Q2 2025, financing activities used $70 million: $36 million in dividends, $13 million lease repayments, and $11 million for the repurchase and cancellation of Company shares under the NCIB.
H1 2026 financing activities used cash of $453 million: $249 million for the repurchase and cancellation of Company shares under the NCIB, $152 million in dividends, and $28 million lease repayments. In H1 2025, financing activities used $149 million: $72 million in dividends, $31 million for the repurchase and cancellation of Company shares under the NCIB, $25 million lease repayment, and $19 million in interest payments.
Liquidity and Financial Position

(In millions of USD)	June 30, 2026	December 31, 2025
Cash and cash equivalents	$1,566	$1,215
Investments, excluding equity securities	52	28
	$1,618	$1,243
Credit Facility	—	—
Senior note maturing December 2027	(279)	(278)
Senior note maturing August 2031	(435)	(430)
Construction loans	(3)	(6)
Lease obligations	(124)	(138)
Total debt	$(841)	$(852)
Net Cash(1)	$777	$391
(1)Non-GAAP measure; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
As at June 30, 2026, the Company was in a Net Cash position of $777 million, an increase of $386 million from December 31, 2025.
The Company's cash and cash equivalents and investments (excluding equity securities) increased by $375 million during H1 2026, largely reflecting the contribution from operating cash flow of $825 million and dividends received from Juanicipio of $192 million, partly offset by cash used for other investing and financing activities: $204 million for MPP&E, $152 million in dividend payments, $249 million in shares repurchased under the NCIB, and $28 million in payments for leases.
Pan American’s investment objectives for its excess cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors. From time to time, the Company may assess opportunities to use excess liquidity to provide returns to its shareholders including, among other things, through dividends and purchases under its NCIB, and to reduce existing debt levels, including, among other things, through the repayment of any amounts that may be drawn on its Credit Facility and the repayment of the Senior Notes prior to maturity, as the Company deems appropriate.
Working capital of $1,755 million at June 30, 2026 was $376 million higher than working capital of $1,379 million at December 31, 2025, largely as a result of the increase in cash and short-term investments and inventory build-ups. These increases to working capital were partially offset by an increase to income taxes payable, accounts payable build-ups, and increased provisions. The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at June 30, 2026, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving Credit Facility are sufficient to satisfy our 2026 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
Credit Facility, Senior Notes and Commitments
The Company's existing Credit Facility in place as of June 30, 2026 had a limit of $750 million plus an accordion feature for up to an additional $250 million, available at the discretion of the lenders. As of June 30, 2026, the Company was in compliance with all financial covenants under the Credit Facility and it is undrawn.
Subsequent to the quarter-end on July 22, 2026, the Company finalized an amendment to its senior unsecured revolving Credit Facility, which increased available commitments to $1,500 million and the accordion feature to $750 million, available at the discretion of the lenders, and extended the term for an additional five years.
The borrowing costs under the amended Credit Facility are based on the Company's credit ratings from Moody's and S&P Global at either: (i) SOFR plus 1.00% to 1.75% or; (ii) Bank of Montreal's Base Rate on U.S. dollar denominated commercial loans plus nil to 0.75%. Under the ratings-based pricing, undrawn amounts under the amended Credit Facility are subject to a stand-by fee of 0.09% to 0.25% per annum, dependent on the Company's credit rating. The amended Credit Facility matures on July 22, 2031.
The Company has senior notes of $283 million in aggregate principal with a 4.63% coupon and maturing in December 2027; and senior notes of $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). The Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 9(c)(ii) of the 2025 Annual Financial Statements, and in the "Liquidity and Financial Position" section of the Company's annual 2025 Management Discussion and Analysis (the "2025 Annual MD&A"). Since December 31, 2025, there have been no significant changes to these contractual obligations and commitments.
Hedging
Pan American held cash and short-term investments of $17 million in CAD, $41 million in ARS, $5 million in MXN, $2 million in BOB, $9 million in PEN, $5 million in BRL and $4 million in CLP, as at June 30, 2026.
The Company enters into contracts to limit exposures associated with foreign currencies and base metal prices. These contracts act as economic hedges of underlying exposures and are not held for speculative purposes. At June 30, 2026, the Company had outstanding derivative contracts for CAD, BRL, and zinc, with a total notional amount of $127 million and an unrealized mark-to-market value of $1 million, all settling within the next twelve months.
The Company recorded the following derivative gains and losses on currencies for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Mexican peso gains	$—	$2	$—	$2
Canadian dollar (losses) gains	(1)	6	(2)	7
Chilean peso gains	—	1	—	7
Brazilian real gains	—	4	1	13
	$(1)	$13	$(1)	$29
Share buy-backs
In March 2025, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,107,917 common shares between March 6, 2025 and March 5, 2026. In March 2026, the Company renewed the NCIB until March 5, 2027 for the ability to purchase up to 21,090,323 of its common shares for cancellation. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 304,358 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Shares repurchased for cancellation (in thousands)	4,352	459	4,813	1,368
Average Price	$51.46	$24.22	$51.71	$22.74
Total Consideration	$224	$11	$249	$31
Subsequent to June 30, 2026, 2,456 thousand common shares were repurchased for cancellation under the NCIB at an average price of $44.36 per share for a total consideration of $109 million.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Outstanding Share Amounts
As at June 30, 2026, the Company had approximately 120 thousand stock options outstanding (each exercisable for one common share of the Company). Approximately 77 thousand of the stock options were vested and exercisable at June 30, 2026, with an average weighted exercise price of CAD $23.48 per share. The Company also had approximately 172 thousand equity-settled restricted share units ("RSUs") outstanding that it will settle in common shares upon vesting with a weighted average grant date fair value of CAD $50.11 per unit. The remaining 717 thousand outstanding RSUs as at June 30, 2026 will either be settled in cash or common shares at the Company's discretion. For the RSUs issued in 2024 and 2025, a minimum of 25% of the RSUs will be settled in common shares, with the remaining 75% of the RSUs settled in cash or common shares at the election of the counterparties, provided the Company ultimately retains discretion to settle such RSUs in cash or common shares.
The following table sets out the common shares, options, and equity-settled RSUs outstanding as at the date of this MD&A:

Number outstanding (in thousands) as at August 12, 2026
Common shares	414,618
Options	119
Equity-settled RSUs	167
Total	414,904
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of June 30, 2026, there were 313.9 million CVRs outstanding, which would be convertible into 15.6 million common shares if the payment conditions are satisfied.
SELECTED QUARTERLY FINANCIAL INFORMATION

(In millions of USD, other than per share amounts)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenue	$1,124	$1,154	$1,179	$855	$812	$773	$815	$716
Mine operating earnings	$457	$608	$568	$313	$273	$251	$185	$176
Earnings (loss) for the period attributable to equity holders	$304	$457	$452	$169	$189	$168	$108	$57
Income from investment in Juanicipio	$75	$88	$61	$16	$—	$—	$—	$—
Basic earnings (loss) per share	$0.72	$1.08	$1.07	$0.45	$0.52	$0.47	$0.30	$0.16
Diluted earnings (loss) per share	$0.72	$1.08	$1.07	$0.44	$0.52	$0.47	$0.30	$0.16
Cash flow from operating activities	$320	$505	$554	$309	$294	$176	$274	$226
Cash dividends paid per share	$0.18	$0.18	$0.14	$0.12	$0.10	$0.10	$0.10	$0.10

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
AISC is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Pan American produces by-product metals, incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting the impact of incidental by-product production.
Silver Segment AISC is calculated net of the impact from all metals other than silver ("silver segment by-product metals impact") and is calculated per ounce of silver sold on an Attributable basis. Gold Segment AISC is calculated net of the impact from all metals other than gold ("gold segment by-product metals impact") and is calculated per ounce of gold sold.
The AISC per ounce metric is used extensively in our internal decision-making processes. We believe this metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our silver and gold mining peers. It is a comprehensive measure given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life of mine plan ("project capital"). This performance measurement has been commonly used in the mining industry for many years and was developed in order to be able to compare the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Consolidated Silver and Gold Segment AISC:

	Silver Segment		Gold Segment
	Three months ended June 30, 2026	Three months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025
Production costs(1)	$183	$132	$309	$263
NRV inventory adjustments	—	—	—	3
On-site direct operating costs	$183	$132	$309	$265
Royalties(1)	69	13	7	7
Smelting, refining and direct selling charges(3)	11	1	1	1
Silver segment by-product metals impact	(191)	(99)	—	—
Gold segment by-product metals impact	—	—	(95)	(55)
Cash Costs	$72	$47	$222	$218

Sustaining capital	23	15	51	46
Exploration and project development(4)	—	—	—	—
Reclamation accretion(5)	2	1	5	4
All-in sustaining costs	$96	$63	$278	$267

Silver segment Attributable silver ounces sold (Moz)	5.3	3.2	—	—
Gold segment gold ounces sold (koz)	—	—	140.7	166.0
Cash costs per ounce sold	$13.21	$14.66	$1,585	$1,312
AISC per ounce sold	$17.80	$19.66	$1,984	$1,611

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
	Six months ended June 30, 2026	Six months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Production costs(1)	$320	$262	$575	$513
Restructuring and end-of-life severance accruals and payments(2)	—	—	—	(4)
NRV inventory adjustments	—	—	3	7
On-site direct operating costs	$320	$262	$578	$515
Royalties(1)	113	28	16	14
Smelting, refining and direct selling charges(3)	23	5	1	1
Silver segment by-product metals impact	(385)	(214)	—	—
Gold segment by-product metals impact	—	—	(184)	(112)
Cash Costs	$71	$81	$410	$419

Sustaining capital	52	29	116	94
Exploration and project development(4)	—	—	—	—
Reclamation accretion(5)	3	3	11	8
All-in sustaining costs	$126	$112	$537	$521

Silver segment Attributable silver ounces sold (Moz)	9.9	6.7	—	—
Gold segment gold ounces sold (koz)	—	—	280.7	336.6
Cash costs per ounce sold	$7.09	$12.00	$1,467	$1,244
AISC per ounce sold	$12.64	$16.64	$1,918	$1,547
(1)As presented in the Q2 2026 Financial Statements under Note 16 "Segmented Information", inclusive of Pan American's 44.0% interest in Juanicipio (Q2 2026 and H1 2026 production costs and royalties: $23 million and $48 million, respectively; Q2 2025 and H1 2025 production costs and royalties: $nil), and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine (Q2 2026 and H1 2026 production costs and royalties: $2 million and $4 million, respectively; Q2 2025 and H1 2025 production costs and royalties: $1 million and $2 million, respectively).
(2)Included in production costs line of the consolidated income statements. Restructuring and end-of-life severance accruals and payments reflect mine operation severance payments related to non-recurring asset workforce restructurings and mine closures.
(3)Included in the Attributable consolidated revenue presented in the Q2 2026 Financial Statements under Note 16 "Segmented Information", inclusive of Pan American's 44.0% interest in Juanicipio, and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(4)Exploration and project development expenditures excludes $6 million and $12 million for Q2 2026 and H1 2026, respectively (Q2 2025 and H1 2025: $2 million and $6 million, respectively) of exploration expenditures related to non-operating properties.
(5)Reclamation accretion excludes $2 million and $3 million for Q2 2026 and H1 2026, respectively (Q2 2025 and H1 2025: $1 million and $2 million, respectively) of accretion related to non-producing properties.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Reconciliation of payments for mineral properties, plant and equipment and sustaining capital:
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

	Three months ended June 30,		Six months ended June 30,
(in millions of USD)	2026	2025	2026	2025
Payments for mineral properties, plant and equipment(1)	$99	$60	$204	$128
Add/(Subtract)
Lease Payments(1)	13	13	28	25
Repayment of loans(2)	1	1	3	3
Juanicipio capital expenditures(3)	9	—	18	—
La Colorada (Veins) project capital	(3)	(2)	(3)	(7)
La Colorada (Skarn) project capital	(12)	(5)	(20)	(8)
Juanicipio project capital	(4)	—	(6)	—
Jacobina project capital	(11)	(3)	(22)	(8)
Huaron project capital	(3)	(2)	(5)	(5)
Timmins project capital	(9)	(1)	(14)	(4)
Cerro Moro project capital	(5)	—	(8)	—
Shahuindo project capital	(2)	—	(6)	—
Other investment capital	1	(1)	(1)	(2)
Sustaining Capital	$74	$60	$168	$123
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.
(3)Juanicipio's capital expenditures for Pan American's 44.0% interest in the mine as presented in the Q2 2026 Financial Statements under Note 16 "Segmented Information".

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment AISC by mine:

SILVER SEGMENT	Three months ended June 30, 2026
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Consolidated Silver Segment
Production Costs	$50	$22	$57	$38	$16	$183
Royalties	34	1	13	—	21	69
Smelting, refining & direct selling costs	8	1	—	2	—	11
Silver segment by-product metals impact	(15)	(39)	(105)	(24)	(8)	(191)
Cash Costs	$77	$(15)	$(35)	$16	$29	$72

Sustaining capital	9	6	—	7	1	23
Exploration and project development	—	—	—	—	—	—
Reclamation accretion	—	—	1	1	—	2
All-in sustaining costs	$86	$(9)	$(34)	$24	$30	$96

Silver segment Attributable silver ounces sold (Moz)	1.76	1.58	0.58	0.65	0.75	5.33

Cash cost per ounce sold	$43.61	$(9.67)	$(59.92)	$24.77	$36.68	$13.21
AISC per ounce sold	$48.63	$(6.14)	$(58.37)	$36.25	$38.85	$17.80

SILVER SEGMENT	Three months ended June 30, 2025
	La Colorada	Cerro Moro	Huaron	San Vicente(2)	Consolidated Silver Segment
Production Costs	$32	$57	$33	$10	$132
Royalties	5	3	—	5	13
Smelting, refining & direct selling costs	1	—	1	(1)	1
Silver segment by-product metals impact	(10)	(65)	(21)	(3)	(99)
Cash Costs	$28	$(5)	$13	$11	$47

Sustaining capital	5	4	4	1	15
Exploration and project development	—	—	—	—	—
Reclamation accretion	—	1	—	—	1
All-in sustaining costs	$33	$—	$17	$12	$63

Silver segment Attributable silver ounces sold (Moz)	1.38	0.53	0.74	0.58	3.22

Cash cost per ounce sold	$20.16	$(9.73)	$17.17	$20.71	$14.66
AISC per ounce sold	$24.18	$(0.47)	$22.73	$23.39	$19.66
(1)Pan American's 44.0% interest in the mine.
(2)Pan American's 95.0% interest in the mine.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Six months ended June 30, 2026
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Consolidated Silver Segment
Production Costs	$66	$45	$109	$72	$29	$320
Royalties	46	3	21	—	43	113
Smelting, refining & direct selling costs	13	5	1	6	—	23
Silver segment by-product metals impact	(28)	(80)	(217)	(49)	(11)	(385)
Cash Costs	$97	$(27)	$(86)	$29	$61	$71

Sustaining capital	16	13	3	17	4	52
Exploration and project development	—	—	—	—	—	—
Reclamation accretion	—	—	2	1	—	3
All-in sustaining costs	$113	$(14)	$(81)	$47	$65	$126

Silver segment Attributable silver ounces sold (Moz)	2.49	3.36	1.26	1.35	1.44	9.89

Cash cost per ounce sold	$38.83	$(8.26)	$(68.59)	$21.09	$41.33	$7.09
AISC per ounce sold	$45.23	$(4.50)	$(64.87)	$34.35	$43.98	$12.64

SILVER SEGMENT	Six months ended June 30, 2025
	La Colorada	Cerro Moro	Huaron	San Vicente	Consolidated Silver Segment
Production Costs	$61	$110	$66	$24	$262
Royalties	8	6	—	15	28
Smelting, refining & direct selling costs	3	—	2	—	5
Silver segment by-product metals impact	(23)	(130)	(49)	(12)	(214)
Cash Costs	$49	$(14)	$19	$27	$81

Sustaining capital	9	9	9	2	29
Exploration and project development	—	—	—	—	—
Reclamation accretion	—	2	1	—	3
All-in sustaining costs	$58	$(3)	$28	$29	$112

Silver segment Attributable silver ounces sold (Moz)	2.63	1.14	1.62	1.35	6.73

Cash cost per ounce sold	$18.68	$(12.16)	$11.70	$19.74	$12.00
AISC per ounce sold	$22.06	$(2.57)	$17.50	$21.28	$16.64
(1)Pan American's 44.0% interest in the mine.
(2)Pan American's 95.0% interest in the mine.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment AISC by mine:

GOLD SEGMENT	Three months ended June 30, 2026
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$58	$74	$64	$37	$65	$11	$309
NRV inventory adjustments	—	—	—	—	—	—	—
On-site direct operating costs	$58	$74	$64	$37	$65	$11	$309
Royalties	3	—	3	—	—	1	7
Smelting, refining & direct selling costs	1	—	—	—	—	—	1
Gold segment by-product metals impact	—	(74)	—	(3)	(11)	(6)	(95)
Cash Costs	$62	$—	$67	$34	$54	$6	$222

Sustaining capital	14	10	9	10	8	—	51
Exploration and project development	—	—	—	—	—	—	—
Reclamation accretion	—	—	—	1	1	2	5
All-in sustaining costs	$76	$10	$76	$46	$63	$8	$278

Gold segment gold ounces sold (koz)	42.5	23.6	26.6	23.3	21.1	3.6	140.7

Cash cost per ounce sold	$1,468	$11	$2,491	$1,469	$2,578	$1,509	$1,585
AISC per ounce sold	$1,805	$452	$2,820	$1,967	$2,990	$2,176	$1,984

GOLD SEGMENT	Three months ended June 30, 2025
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$49	$64	$53	$41	$45	$12	$263
NRV inventory adjustments	—	—	—	—	—	3	3
On-site direct operating costs	$49	$64	$53	$41	$45	$15	$265
Royalties	2	—	3	—	—	2	7
Smelting, refining & direct selling costs	—	—	—	—	—	—	1
Gold segment by-product metals impact	—	(34)	—	(2)	(10)	(9)	(55)
Cash Costs	$51	$30	$56	$39	$35	$8	$218

Sustaining capital	10	9	8	12	6	—	46
Exploration and project development	—	—	—	—	—	—	—
Reclamation accretion	—	—	—	1	1	2	4
All-in sustaining costs	$61	$39	$65	$52	$42	$10	$267

Gold segment gold ounces sold (koz)	47.7	30.3	26.3	33.3	17.8	10.5	166.0

Cash cost per ounce sold	$1,086	$986	$2,094	$1,157	$2,016	$624	$1,312
AISC per ounce sold	$1,296	$1,284	$2,420	$1,551	$2,403	$811	$1,611

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Six months ended June 30, 2026
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$108	$134	$120	$78	$109	$26	$575
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	—	—
NRV inventory adjustments	—	—	—	—	—	3	3
On-site direct operating costs	$108	$134	$120	$78	$109	$29	$578
Royalties	6	—	7	—	1	2	16
Smelting, refining & direct selling costs	1	—	—	—	—	—	1
Gold segment by-product metals impact	—	(141)	—	(7)	(19)	(18)	(184)
Cash Costs	$115	$(7)	$127	$71	$91	$13	$410

Sustaining capital	33	19	23	23	17	—	116
Exploration and project development	—	—	—	—	—	—	—
Reclamation accretion	1	1	—	2	2	5	11
All-in sustaining costs	$149	$13	$150	$96	$110	$18	$537

Gold segment gold ounces sold (koz)	84.8	45.6	53.0	51.6	36.8	8.9	280.7

Cash cost per ounce sold	$1,366	$(128)	$2,389	$1,370	$2,486	$1,469	$1,467
AISC per ounce sold	$1,764	$300	$2,834	$1,870	$3,002	$2,011	$1,918

GOLD SEGMENT	Six months ended June 30, 2025
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$95	$124	$103	$80	$83	$29	$513
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	(4)	(4)
NRV inventory adjustments	—	—	—	—	—	7	7
On-site direct operating costs	$95	$124	$103	$80	$83	$32	$515
Royalties	4	—	5	—	1	4	14
Smelting, refining & direct selling costs	—	—	—	—	—	—	1
Gold segment by-product metals impact	—	(67)	(1)	(5)	(18)	(22)	(112)
Cash Costs	$99	$57	$107	$75	$66	$14	$419

Sustaining capital	19	19	20	23	13	—	94
Exploration and project development	—	—	—	—	—	—	—
Reclamation accretion	1	1	—	1	1	4	8
All-in sustaining costs	$119	$77	$127	$99	$80	$18	$521

Gold segment gold ounces sold (koz)	93.3	61.3	57.0	65.9	33.5	25.6	336.6

Cash cost per ounce sold	$1,065	$934	$1,897	$1,132	$1,980	$512	$1,244
AISC per ounce sold	$1,270	$1,249	$2,260	$1,496	$2,423	$669	$1,547

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to reflect normalized earnings because it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and six months ended June 30, 2026 and 2025, to the net earnings for each period.

	Three months ended June 30,		Six months ended June 30,
(In millions of USD, except as noted)	2026	2025	2026	2025
Net earnings attributable to equity holders of the Company for the period	$304	$189	$761	$358
Adjust for:
(Gains) losses from sale of subsidiaries, mineral properties, plant and equipment	(2)	(1)	7	—
Unrealized foreign exchange losses	9	9	13	15
Asset retirement obligation adjustments for non-operating properties and mines in closure	(1)	—	(6)	2
Unrealized fair value adjustments to financial instruments(1)	5	(14)	(8)	(30)
Litigation provisions and other	—	2	2	6
Withholding tax on pre-acquisition related distributions	7	—	7	—
Effect of taxes on adjusting items	—	(1)	—	(1)
Effect of foreign exchange on taxes	(14)	(29)	(8)	(42)
Total adjustments	$4	$(34)	$7	$(50)
Adjusted earnings for the period	$308	$155	$768	$308
Weighted average shares for the period	420.3	362.0	421.1	362.2
Adjusted earnings per share for the period	$0.73	$0.43	$1.82	$0.85
(1)Excludes adjustments to trade receivables from provisional concentrates sales.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Attributable Revenue
Attributable revenue is a non-GAAP measure calculated as revenue from operations that the Company has a 100% ownership interest in, plus the Company's ownership share of revenues from the Juanicipio and San Vicente mines. Attributable revenue does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the total sales of the Company.
The following table shows a reconciliation of Attributable revenue for the three and six months ended June 30, 2026 and 2025, to revenue for each period.

	Three months ended June 30,		Six months ended June 30,
(In millions of USD, except as noted)	2026	2025	2026	2025
Revenue(1)	$1,124	$812	$2,278	$1,585
Attributable revenue from Juanicipio(2)	147	—	329	—
Non-controlling revenue from San Vicente(3)	(3)	(1)	(6)	(3)
Attributable revenue	$1,268	$811	$2,601	$1,582
(1)As presented on the consolidated statements of earnings.
(2)Juanicipio's revenue for Pan American's 44.0% interest in the mine, as presented in the Q2 2026 Financial Statements under Note 7 "Investment In Juanicipio".
(3)Revenue for Pan American's non-controlling 5.0% interest in the San Vicente mine.
Attributable Cash Flow from Operations & Attributable Free Cash Flow
Attributable cash flow from operations is a non-GAAP measure calculated as Cash flow from operations plus Attributable cash flow from operations from Juanicipio less cash flow from operations applicable to non-controlling interests. Attributable free cash flow is a non-GAAP measure calculated as Attributable cash flow from operations less sustaining capital. Attributable cash flow from operations and Attributable free cash flow do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
The following table shows a reconciliation of Attributable cash flow from operations and Attributable free cash flow for the three and six months ended June 30, 2026 and 2025, to Cash flow from operations for each period.

	Three months ended June 30,		Six months ended June 30,
(In millions of USD, except as noted)	2026	2025	2026	2025
Cash flow from operations(1)	$320	$294	$825	$471
Attributable cash flow from operations from Juanicipio(2)	98	—	177	—
Cash flow from operations attributable to non-controlling interests(3)	—	—	(2)	(1)
Attributable cash flow from operations	$418	$294	$1,000	$470
Sustaining capital(4)	(74)	$(60)	(168)	$(123)
Attributable free cash flow	$344	$234	$832	$347
(1)As presented on the consolidated statements of cash flows.
(2)Juanicipio's Cash flow from operations for Pan American's 44.0% interest in the mine as presented in the Q2 2026 Financial Statements under Note 7 "Investment In Juanicipio".
(3)Cash flow from operations for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine, and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of debt and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short-term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Net Cash
Net Cash is calculated as cash and cash equivalents plus short-term investments, excluding equity securities, less total debt. Management believes the measure of Net Cash is useful to help investors evaluate the Company’s overall cash position, liquidity and financial position. A reconciliation of this measure is provided in the "Liquidity and Financial Position" section of this MD&A.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia, Chile, Brazil and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate; and non-managed investment risk related to the Company's 44% interest in Juanicipio. Certain of these risks, and additional risks and uncertainties, are described below, and are more fully described in Pan American’s Annual Information Form dated February 18, 2026 (available on SEDAR+ at www.sedarplus.ca) and Form 40-F filed with the SEC, and in the Financial Instruments section of the 2025 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2026.
The following provides a description of the risks related to financial instruments and how Management manages these risks:

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations.
Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and cash and cash equivalents.
The concentrates produced by the Company are sold through supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts. The Company maintains trading facilities with several banks and bullion dealers for the purpose of transacting the Company’s metal sales. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected.
Management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
The Company invests its cash and cash equivalents, which also has credit risk. The Company's cash and cash equivalents are held with reputable, highly rated financial institutions, primarily within the United States and Canada, and are diversified across multiple financial institutions.
Foreign currency exchange rate risk
We report our financial statements in USD; however, we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company's debt securities or to the Company will remain in effect for any given period of time or that any such rating or outlook will not be revised

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities and may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control.
While we have paid dividends to our shareholders for many years, the payment of dividends is impacted by our cash flow and liquidity situation. The payment of any future dividends is at the discretion of our Board of Directors after taking into account many factors, including availability of and sources of cash, future anticipated funding needs, our debt position, general and regional economic conditions, and expectations with respect to operational matters. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by Pan American.
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Peru, Mexico, Argentina, Bolivia, Brazil, Chile, Canada, the United States, and Guatemala, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; uncertain and evolving legal and regulatory environments; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies, including carbon taxes; restrictions on foreign exchange and repatriation; tariffs and countervailing duties imposed on cross-border trade; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political priorities in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation or restrictions on the ownership of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Criminal activity and violence are also prevalent in some areas where we work. Incidents of criminal activity have occasionally affected our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that security incidents, in the future, will not have a material adverse effect on our operations.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ordinary course of business activities. The nature, assessment and management of such claims are described in this section, and in Note 27 of the 2025 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2026.
We may also be subject to proceedings in our commercial relationships. From time to time, we may also experience disputes relating to past transactions or which are related to entities or operations previously owned by the Company. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however, such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
Information and Cyber Security
The secure processing, maintenance, and transmission of information and data is critical to our business. Furthermore, we and our third-party service providers collect and store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our customers, suppliers, investors and other stakeholders. With the increasing dependence and interdependence on electronic data communication and storage, we are exposed to evolving technological risks relating to this information and data. These risks include targeted attacks on our systems or on systems of third parties that we rely on, failure or non-availability of a key information technology systems, or a breach of security measures designed to protect our systems. While we employ security measures in respect of our information and data, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. Any data breach or other improper or unauthorized access or use of our information could have a material adverse effect on our business and could severely damage our reputation, compromise our network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems.
Climate Change
The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. The Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. Regulations aimed at reducing emissions may result in additional transition costs at some of our operations. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites or in shipping supplies or products to and from our mines, risks to the safety and security of our personnel and to communities, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
There are increasing legal and regulatory requirements with respect to climate change and sustainability disclosure which may result in a significant increase in sustainability reporting and double materiality assessment requirements, the setting of sustainability targets, requiring a significant increase in the amount of information to be disclosed, an increased scope of value chain reporting, and mandatory limited assurance.
Minority Interest Investment in Juanicipio
The Company became the minority shareholder in the Juanicipio joint venture (the “Juanicipio JV”) in Mexico as a result of the MAG Acquisition in September 2025. The shareholders agreement and corporate by-laws governing the Juanicipio JV and joint venture entities provide Fresnillo plc ("Fresnillo") with effective control over many activities and decision-making relating to the Juanicipio JV, subject to certain limited matters which require super-majority approval. As a minority shareholder and non-operator of Juanicipio, we are dependent on Fresnillo to manage and operate the affairs of the mine and the joint venture entities and to do so in compliance with the shareholders agreement, the by-laws of the corporate entities and in accordance with Mexican law. Additionally, as Fresnillo is primarily in control as the majority shareholder and operator of the mine, Fresnillo is responsible for many of the operational and financial matters that are the source of significant risk for mining operations and which could result in material financial, operational and reputational harm to the Company if not managed properly, even though we hold a minority interest and have limited control with respect to most of these matters. Further, Fresnillo has the ability to exert greater control over funding and financial matters, which could have significant negative impacts on the Company. The contractual and legal relationship between the joint venture shareholders also involves significant risks. Interpretation of, dissatisfaction with, or failures to comply with rights and responsibilities have the potential to result in disagreements or disputes between shareholders and could result in prolonged arbitration proceedings the outcome of which is uncertain. Such disagreements or disputes, if they were to occur, could have significant impacts on the operations and business of the Juanicipio mine, involve substantial costs and expense and management time, and result in material economic and financial harm to one or both shareholders, as well as long-term damage to the business relationship.
MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS Accounting Standards requires Management to make estimates, judgements and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and related notes. The Company’s significant accounting policies and judgments are disclosed in Note 3 and Note 5, respectively, of the Company’s 2025 Annual Financial Statements.
DISCLOSURE AND INTERNAL CONTROL PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).
DC&P
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission and the Sarbanes Oxley Act of 2002 (as adopted by the SEC).
As of December 31, 2025, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our Management, including our CEO and CFO.

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ICFR
Management of Pan American is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, Management evaluated the effectiveness of our ICFR as of December 31, 2025 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on Management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2025. Management reviewed the results of Management’s evaluation with the Audit Committee of the Board of Directors.
The effectiveness of the Company’s ICFR as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s 2025 Annual Financial Statements.
Changes in ICFR
There has been no change in the Company's ICFR from April 1, 2026 to June 30, 2026 that materially affected, or is reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance and forecasts for 2026, including our estimated production of silver, gold and other metals forecasted, and for our estimated AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the payment of any future dividends; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; the ability of Pan American to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; expectations regarding the La Colorada Skarn Project and the commencement of the 588 Decline Project; the future results of our exploration activities; the anticipated completion of certain investments and improvements at Jacobina, including the expected timing for the commissioning of new carbon-in-pulp tanks, and any anticipated benefits to be derived therefrom; the purchase of any the Company’s common shares under the Company’s NCIB; anticipated mineral reserves and mineral resources; the costs associated with the Company's asset retirement obligations; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of: the court-mandated ILO 169 consultation process in Guatemala; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the Credit Facility or otherwise, to sustain our business and operations; prices for energy inputs, labour, materials, supplies and services (including transportation); positive credit ratings; no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets; fluctuations in market interest rates; risks related to the technological and operational nature of the Company’s business; risks related to increased barriers to trade, including tariffs and duties; changes in national and local government, legislation, taxation, controls or regulations and political, judicial, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, and risks related to: the constitutional court-mandated ILO 169 consultation process in Guatemala, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks related to climate change; risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; global financial and geopolitical conditions; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Our Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
All reserve and resource estimates included in this MD&A have been prepared in accordance with NI 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

PAN AMERICAN SILVER CORP.	42